Contact

www.linkedin.com/in/kevin-steidel-612928180 (LinkedIn)

Top Skills

Marketing Strategy
Business Strategy
Early-stage Startups

Certifications

Google Analytics Certified
Digital Media Sales Certification (DMSC)

Kevin Steidel

Speaker, Professor, CEO
Columbus, Ohio, United States

Summary

I teach in person and in writing. I operate (along with my beautiful wife) a thriving food service company, and my greatest joy is seeing my students and employees succeed.

I wanted to reach a broader audience of people to serve, so I decided to enter higher education. I want to show anyone that starting your own business can be fulfilling, easy, and lead to a lifetime full of freedom. Your definition might be financial freedom. Someone else's definition of freedom might be serving others. My version of freedom is coaching my kids in athletics, spending time with my wife, and serving anyone out there that wants the same.

I am a very happily married ordained minister, CEO, Ohio Certified Business Adviser, podcast host and father to the 4 best children anyone could ask for. I am not a financier, banker, lawyer, or Superman. I am just a guy who had big dreams and a "DO NOW" attitude. I am available for speaking engagements on business startups, company culture and leadership, and living the ultimate life of freedom.

I also serve the Master of Science in Analytics program at Wittenberg University. I teach courses in Entrepreneurship, Business Creation, Digital Marketing, Business Analytics, Business Research, and CAPSTONE research. I created and lead the Wittenberg Academy for Entrepreners and I also co-directed the University C.A.B.L.E. (Communication and Business Leadership Experience) program. I am Google Analytics Certified, Google Ads Certified, and hold a Digital Sales Certification.

My podcast is the "10 to Win" show. We focus on 10 minute episodes that help people create a winning mindset. Every week we tackle a new topic focusing on defining the topic, giving people application tips, and interviewing an expert. We drop new episodes

every Monday, Wednesday, and Friday and you can find us any of your favorite podcast platforms (Apple, Spotify, Amazon, etc.).

Experience

Wittenberg University

Experience-based educator that has started, grown, and sold businesses

August 2016 - Present (9 years 6 months)

Springfield, Ohio

I am currently the Ness Chair of Entrepreneurship at Wittenberg University. Ohio businessman and Wittenberg alumnus Robert E. Ness ’63 and his wife, Wittenberg alumna Lynn Noble Ness ’64, created the Robert E. Ness Endowed Chair in Entrepreneurship. The Ness Chair recognizes and commemorates the affection of the Ness family for Wittenberg and it was established to honor all members of the Ness family.

I was chosen for this position because of my efforts to push for innovative changes to the curriculum and my practical experience as an entrepreneur. I love introducing students to the Entrepreneurship program at an early stage in their educational careers. I have considerable experience with start-up businesses – I have started four of them. My first business was in the sport, fitness, and retail industry in Chicago. My next endeavor was a direct-mail product firm. I helped my parent company quickly expand to develop an online portal and establish a digital consumer profile, which was cutting-edge at the time. My wife and I own a food service business which has 40+ high school aged employees, and I am starting a real estate business. As chair of entrepreneurship I will direct curriculum, plan events, and take students off campus for trips. I will help foster their business visions, plans, and executions.

I also work locally with the Springfield Small Business Development Council (SBDC). I consult with over 15 clients on startup strategy, digital marketing, all things google, and selling their products or services.

I consider myself retired. Not retired in the sense that all I do is go to the beach and enjoy a cold beer from time to time. I mean retired from the point of view that I get to do things that I absolutely love every day. I bailed on the idea of a work/life balance. I blended the things I love (helping kids, spending time with my family, and being financially stable) into my work! It truly is a form of retirement.

Education

Ohio University

Marketing, Business Administration and Management, General · (1998 - 2003)

Indiana State University

Master's degree, Business, Management, Marketing, and Related Support Services · (2009 - 2010)